FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE MONTH OF MAY 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612, St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press Release QUEBECOR MÉDIA INC. Filed in this Form 6-K Documents index

1.	Press Release dated May 11, 2005 (Quebecor inc.)

2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the three-month period ended March 31, 2005;

3.	Supplementary Disclosure of Quebecor Media Inc. for the quarter ended March 31, 2005.

May 11, 2005 For immediate release QUEBECOR INC. REPORTS FIRST QUARTER 2005 RESULTS HIGHLIGHTS OF FIRST QUARTER 2005

»	Revenues: $2.59 billion, stable from last year.

»	Operating income: $360.2 million, down $9.8 million (2.6%).

»
Net income, excluding unusual items such as reserve for restructuring and a $33.6 million unrealized loss on re-measurement of exchangeable debentures: $16.5 million ($0.25 per basic share), compared with $7.3 million ($0.11 per basic share) in the same quarter of 2004.

»	Quebecor Media: Revenues up $62.9 million (11.2%); operating income up $19.7 million (15.0%).

»	Quebecor World: Revenues up US$68.2 million (4.4%); operating income down US$9.2 million (5.1%).

»	Cable segment: Operating income surges $19.4 million (26.7%).

»	Residential telephone service launched on Montréal’s South Shore on January 24, 2005, had 14,900 customers as of March 31, 2005; roll–out extended to Laval, north of Montréal.

»	Dividend increased from $0.04 to $0.05 per share.

Montréal, Québec – Quebecor Inc. recorded revenues of $2.59 billion in the first quarter of 2005, essentially unchanged from the same period of the previous year. A $62.9 million revenue increase at Quebecor Media Inc. offset a decrease at Quebecor World Inc. due to the unfavourable impact of translation into Canadian dollars. Quebecor generated $360.2 million in operating income in the first quarter of 2005, a $9.8 million (2.6%) decrease. The $19.7 million (15.0%) increase in Quebecor Media’s operating income did not fully offset the US$9.2 million (5.1%) decrease at Quebecor World combined with the unfavourable impact of translation into Canadian currency.

“Quebecor Media continued to register impressive growth in revenues and operating income during the quarter, despite significant investments in new services and market development,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “Quebecor World was able to increase its total sales in several of its business groups, despite continuing market softness. The restructuring initiatives launched by Quebecor World in 2004 did not entirely make up for the effect of price erosion. Quebecor World will therefore have to press ahead with the restructuring process, as it did in England and

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Canada in the first quarter of 2005, in order to further reduce costs, become more competitive and improve profitability.”

Quebecor incurred a net loss of $23.6 million ($0.37 per basic share) in the first quarter of 2005, compared with net income of $5.2 million ($0.08 per basic share) in the same period of 2004. The decrease was due primarily to a $34.6 million increase in the reserve for restructuring, to a $33.6 million unrealized loss on re-measurement of exchangeable debentures, and, to a lower extent, to reduced operating income. These factors combined outweighed the favourable impact of reductions in financial expenses, amortization charges and income tax expenses. Excluding unusual items, which include the reserve for restructuring, impairment of assets and other special charges and a $33.6 million unrealized loss on re-measurement of exchangeable debentures, Quebecor’s quarterly net income was $16.5 million ($0.25 per basic share), compared with $7.3 million ($0.11 per basic share) in the same period of 2004.

In the first quarter of 2005, Quebecor recorded a $33.6 million unrealized loss on re-measurement of floating rate debentures Series 2001, following the adoption on July 1, 2004, of the new consensus in Abstract EIC–56, which rescinds the ability to use hedge accounting for exchangeable debentures when the issuer’s investment in the underlying shares is consolidated or accounted for by the equity method. Since every $1.00 increase in Quebecor World’s stock price results in a $12.5 million unrealized loss, the $2.69 per share increase in the stock price between January 1, 2005 and March 31, 2005 generated an unrealized loss of $33.6 million on re-measurement of exchangeable debentures. The corresponding unrealized gain on the value of Quebecor World shares underlying the exchangeable debentures is not recorded in the books.

Quebecor Media generated quarterly net income of $12.8 million, compared with a net loss of $4.7 million in the same period last year, a $17.5 million improvement. Quebecor World’s net income decreased by US$20.3 million from US$26.7 million (US$0.20 per basic share) in the first quarter of 2004 to US$6.4 million (US$0.05 per basic share) in the first quarter of 2005, mainly because of the US$29.0 million increase in the reserve for restructuring.

Subsequent events

On May 10, 2005, the Board of Directors of Quebecor World, subject to the Toronto Stock Exchange approval, has authorized a normal course issuer bid for a maximum of 7.3 million Subordinate Voting Shares, representing approximately 9.95% of the public float of the Subordinate Voting Shares. The purchases will be made at prevailing market prices, on the open market of the Toronto Stock Exchange during a 12 month period, and will be made in accordance with the requirements of said Exchange. All shares purchased under the bid will be cancelled.

On May 11, 2005, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on June 21, 2005 to shareholders of record at the close of business on May 27, 2005.

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Quebecor World Outlook

Quebecor World expects its results in the second quarter of 2005 will continue to be affected by pricing pressures, by the negative impact from the loss of a major customer in the United States and one in England as well as by the under-performing U.S. Commercial segment. While the subsidiary does not issue specific guidance, it believes these factors will lower its operating income and net income in the second quarter of 2005 compared to the first quarter of 2005.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the first quarter of 2005 and the year 2004, please refer to Management’s Discussion and Analysis and the consolidated financial statements of Quebecor at http://www.quebecor.com/InvestorCenter/QIFinancialReports.aspx. A summary segmented analysis and definitions of operating income and of free cash flow from operations are provided below.

Conference call for investors and Webcast

Quebecor Inc. will hold a conference call to discuss its first quarter 2005 results on Wednesday, May 11, 2005, at 2:00 pm EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 800 718-6857. A tape recording of the call will be available on May 11 through May 18, 2005, by dialling 1 800 558-5253, access code 21245847. The conference call will also be broadcast live at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call.

Forward-looking statements

This press release contains forward-looking statements, which are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

The Company

Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Québec and a major Internet Service Provider as well as a provider of telephone services; Videotron Telecom Ltd., a provider of business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language general-interest television network in Québec, a number of specialty channels, and the English-language general-interest station Toronto 1; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., an important agency in interactive technologies and communications in Canada,

3

the United States and Europe; companies engaged in book publishing, magazine publishing and production, distribution and retailing of cultural products through Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video game rental and retail stores. Quebecor Inc. has operations in 17 countries.

Information:

Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 380-1948	(514) 886-7665 (cell)
lavoie.luc@quebecor.com
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SEGMENTED ANALYSIS

Quebecor World Inc.

Quebecor World’s revenues increased by US$68.2 million (4.4%) to US$1.62 billion in the first quarter of 2005. Excluding the favourable impact of the fluctuation of currencies other than the U.S. dollar (US$34.4 million) and the additional paper sales, revenues in the first quarter of 2005 were essentially flat with 2004. The higher volumes were offset by price erosion.

Quarterly operating income declined by US$9.2 million (5.1%) to US$171.9 million, mainly because of lower gross margins as a result of sustained pricing pressures, which were not totally offset by a US$8.0 million reduction in salary costs. Recognition of specific charges of US$3.3 million in the first quarter of 2005 (compared with a net gain of US$2.3 million in 2004) also contributed to the decrease in operating income. Quebecor World’s free cash flow from operations were negative US$79.9 million in the first quarter of 2005, compared with negative US$89.5 million in the same period of 2004.

Selling, general and administrative expenses and securitization fees decreased by US$3.5 million (2.9%) to US$115.3 million mainly because of cost–containment and work-force reduction initiatives, combined with a reduction in specific charges.

Quebecor World recorded a net reserve for restructuring, impairment of assets and other special charges of US$33.3 million in the first quarter of 2005, compared with US$4.3 million in the same period of 2004. Restructuring initiatives implemented during the quarter included a thorough review of the operations of the Corby (England) plant, the closing of two facilities in North America, including one in Québec, and work-force reductions throughout the organization. Initiatives announced in the first quarter of 2005 have reduced headcount by 41, with an additional 243 positions to be eliminated by year-end. Those initiatives will also create 66 new positions at other plants in 2005. In addition, restructuring initiatives initiated in prior periods resulted in the elimination of 229 positions in the first quarter of 2005, with another 167 to be eliminated by the end of 2005.

For the remaining quarters of 2005 and the year 2006, Quebecor World estimates it will incur additional restructuring charges of US$14.6 million for initiatives announced and approved prior to March 31, 2005. Furthermore, an additional estimated amount of US$15.3 million will be incurred for initiatives approved subsequently to the first quarter of 2005.

Stated in Canadian dollars, Quebecor World’s first quarter revenues amounted to $1.99 billion, a $59.1 million (2.9%) decrease due essentially to the impact of conversion into Canadian dollars. Quebecor World’s operating income declined by $28.0 million (11.7%) to $210.5 million. The impact of currency translation accentuated the decrease in operating income.

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Quebecor Media Inc.

Quebecor Media’s revenues rose $62.9 million (11.2%) to $624.7 million in the first quarter of 2005. All business segments reported revenue increases, including Cable ($25.3 million or 12.2%), Newspapers ($12.4 million or 6.2%), Broadcasting ($10.8 million or 12.6%) and Business Telecommunications ($6.8 million or 40.5%).

Operating income increased by $19.7 million (15.0%) to $151.0 million in the quarter, mainly because of the strong performance of the Cable segment.

Cable segment

In the first quarter of 2005, the Cable segment increased its revenues by $25.3 million (12.2%) and its operating income by $19.4 million (26.7%), primarily as a result of customer base growth, improved profitability of services, and reduced losses on equipment sales to customers. The revenues of Le SuperClub Vidéotron rose by $2.3 million (21.1%), mainly because of the favourable impact of the acquisition of Jumbo Entertainment Inc., as well as higher royalties and retail sales.

The customer base for Vidéotron’s illico Digital TV service grew by 21,500 in the first quarter of 2005 to total 355,200. The combined customer base for all Vidéotron cable television services increased by 2,400 during the quarter and by 27,000 over the 12–month period ended March 31, 2005. The number of customers for cable Internet access service grew by 27,400 in the first quarter and by 97,100 clients over the 12-month period ended March 31, 2005, to total 530,000 as of March 31, 2005. The new Voice over IP telephone service, officially launched on January 24, 2005, had 14,900 customers at the end of the first quarter of 2005.

Vidéotron’s net monthly ARPU (average revenue per user) increased by 7.5% to $48.84 in the first quarter of 2005, compared with $45.42 one year earlier. The segment’s operating margin for all operations, stated as a percentage, increased to 39.7%, compared with 35.2% in the same quarter of 2004. The segment generated $6.6 million in free cash flow from operations in the first quarter of 2005, compared with negative $5.1 million in the first quarter of 2004.

Newspapers segment

The revenues of the Newspapers segment totalled $212.6 million in the first quarter of 2005. The $12.4 million (6.2%) increase was due primarily to higher revenues from advertising, as well as from commercial printing and distribution. Operating income increased by $2.0 million (5.0%) to $41.7 million, due in part to the strong performance of community newspapers. The free dailies 24 heures Montréal MétropolitainMC in Montréal and 24 HoursTM in Toronto cut their operating losses by $1.2 million and increased their revenues by 165% between the first quarter of 2004 and the first quarter of 2005. Free cash flow from operations was $31.0 million in the first quarter of 2005, compared with $8.6 million in the same period of 2004.

On March 29, 2005, Sun Media Corporation launched 24 HoursTM in Vancouver in partnership with Great Pacific Capital Partnership, owned by The Jim Pattison Group.

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Broadcasting segment

The Broadcasting segment’s first quarter revenues increased $10.8 million (12.6%) to $96.7 million. Revenues from broadcasting operations rose $9.1 million, due primarily to higher advertising revenues, the impact of the acquisition of Toronto 1, and a larger contribution from teleshopping operations. Distribution revenues grew by $1.9 million and publishing revenues were stable.

Operating income decreased by $5.6 million (-45.2%) to $6.8 million, mainly because of the operating losses of the television station Toronto 1 and the new specialty channels Mystère and ARGENT, as well as investments in magazines, including the new weekly Sensass!.

On February 21, 2005, TVA Group launched ARGENT, the first French-language all-business channel in North America. During the period January 3 through April 3, 2005, 25 of the 30 top-rated shows in Québec were on the TVA Network (27 of the top 30 in fall 2004). According to BBM People Meter survey results, the TVA Network had an audience share of 28.9% (30.0% in fall 2004).

Other segments of Quebecor Media

The results of the Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications, and Internet/Portals segments are reported in the attached summary quarterly financial statements. Quarterly highlights include:

•
Leisure and Entertainment: Revenues up $1.7 million (3.6%) to $49.2 million; operating income down $0.1 million to $2.0 million. Higher retail sales at Archambault Group were partially offset by a decrease in distribution and production revenues. The Books segment, which published and distributed a number of bestsellers, increased its revenues by $1.7 million in the first quarter of 2005. In February 2005, Archambault opened its 14th store in Gatineau, Québec.

•
Business Telecommunications: Revenues up $6.8 million (40.5%) to $23.6 million; operating income up $3.8 million (118.8%) to $7.0 million, due in large part to a hosting project for Quebecor World and the residential telephone service.

•
Interactive Technologies and Communications: Revenues up $3.8 million (32.5%) because of the acquisition of Ant Farm Interactive LLC in April 2004 and the acquisition of new customers in Europe. Operating income up $0.2 million (40%) to $0.7 million.

•
Internet/Portals: Revenues up $3.0 million (37.0%) and operating income up $1.0 million (83.3%), primarily because of the improved profitability of the special-interest portals, including jobboom.com, and the Progisia Informatique division.

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Definitions

Operating income

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gains (losses) on sales of businesses, shares of a subsidiary and other assets, gains (losses) on re-measurement of exchangeable debentures, net gain (loss) on debt refinancing, and income taxes. Dividends on Preferred Shares of subsidiaries, non-controlling interest and the results of discontinued operations are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Free cash flow from operations

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions, the payment of dividends on equity shares, and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

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QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (In millions of Canadian dollars, except for earnings per share data) (Unaudited)

	Three months ended March 31

	2005	2004

REVENUES

Printing	$1,986.6	$2,045.7
Cable	232.1	206.8
Newspapers	212.6	200.2
Broadcasting	96.7	85.9
Leisure and Entertainment	49.2	47.5
Business Telecommunications	23.6	16.8
Interactive Technologies and Communications	15.5	11.7
Internet/Portals	11.1	8.1
Head Office	0.6	0.1
Inter-segment	(38.7)	(30.2)

	2,589.3	2,592.6
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(2,229.1)	(2,222.6)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	360.2	370.0

Amortization	(155.9)	(163.0)
Financial expenses	(119.6)	(131.3)
Reserve for restructuring of operations, impairment of assets and other special charges	(40.3)	(5.7)
Loss on re-measurement of exchangeable debentures	(33.6)	—
Net loss on debt refinancing	—	(2.6)

INCOME BEFORE INCOME TAXES	10.8	67.4

Income taxes:
Current	16.3	12.3
Future	(6.2)	9.4

	10.1	21.7

	0.7	45.7
Dividends on preferred shares of subsidiaries, net of income taxes	(12.2)	(11.9)
Non-controlling interest	(12.1)	(28.4)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(23.6)	5.4
Loss from discontinued operations	—	(0.2)

NET (LOSS) INCOME	$(23.6)	$5.2

EARNINGS PER SHARE
Basic and diluted
From continuing operations	$(0.37)	$0.08
Net (loss) income	(0.37)	0.08

Weighted average number of shares outstanding (in millions)	64.7	64.6

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QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on re-measurement of exchangeable debentures and net loss on debt refinancing
Printing	$210.5	$238.5
Cable	92.1	72.7
Newspapers	41.7	39.7
Broadcasting	6.8	12.4
Leisure and Entertainment	2.0	2.1
Business Telecommunications	7.0	3.2
Interactive Technologies and Communications	0.7	0.5
Internet/Portals	2.2	1.2
General corporate expenses	(2.8)	(0.3)

	$360.2	$370.0

Amortization
Printing	$101.0	$109.5
Cable	34.4	33.4
Newspapers	6.4	6.4
Broadcasting	3.4	3.1
Leisure and Entertainment	1.0	1.0
Business Telecommunications	8.6	8.6
Interactive Technologies and Communications	0.4	0.3
Internet/Portals	0.2	0.2
Head Office	0.5	0.5

	$155.9	$163.0

Additions to property, plant and equipment
Printing	$67.3	$42.2
Cable	33.6	31.1
Newspapers	2.6	3.7
Broadcasting	4.2	1.4
Leisure and Entertainment	1.7	0.8
Business Telecommunications	3.7	4.0
Interactive Technologies and Communications	0.5	0.3
Internet/Portals	—	0.1
Head office	2.8	0.1

	$116.4	$83.7

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

Balance at beginning of period	$1,235.3	$1,128.3

Net (loss) income	(23.6)	5.2

	1,211.7	1,133.5

Dividends	(2.6)	—

Balance at end of period	$1,209.1	$1,133.5

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QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

Cash flows related to operations:
(Loss) income from continuing operations	$(23.6)	$5.4
Adjustments for:
Amortization of property, plant and equipment	154.2	161.1
Amortization of deferred charges and other assets	1.7	1.9
Amortization of deferred financing costs and long-term debt discount	16.2	15.4
Amortization of deferred client incentives	7.4	8.1
Impairment of assets and non cash portion of restructuring	30.3	—
Losses on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	3.2	1.7
Loss on revaluation of the additional amount payable	1.8	2.4
(Gains) losses on sale of other assets	(0.8)	8.7
Loss on re-measurement of exchangeable debentures	33.6	—
Net loss on debt refinancing	—	2.6
Future income taxes	(6.2)	9.4
Non-controlling interest	12.1	28.4
Other	3.1	0.5

	233.0	245.6
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	(307.1)	(333.3)

Cash flows used in continuing operations	(74.1)	(87.7)
Cash flows provided by discontinued operations	—	0.4

Cash flows used in operations	(74.1)	(87.3)

Cash flows related to financing activities:
Net increase in bank indebtedness	16.7	0.5
Net borrowing under revolving bank facilities and commercial paper	35.5	188.4
Repayment of long-term debt	(3.8)	(61.5)
Net (increase) reduction in prepayments under cross-currency swap agreements	(0.1)	3.5
Repayment under an interest rate swap	(1.0)	—
Issuance of capital stock by subsidiaries	12.2	5.5
Dividends	(2.6)	—
Dividends paid to non-controlling shareholders	(18.5)	(15.8)
Other	(0.5)	0.1

Cash flows provided by financing activities	37.9	120.7

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents acquired	(14.0)	(14.5)
Proceeds from disposal of businesses, net of cash and cash equivalents disposed	4.1	—
Additions to property, plant and equipment	(116.4)	(83.7)
Net proceeds from disposal of derivatives instruments	85.7	—
Net decrease in temporary investments	55.4	145.7
Decrease in cash and cash equivalents and temporary investments held in trust	0.4	—
Proceeds from disposal of assets	4.7	4.4
Other	(0.4)	(0.9)

Cash flows provided by investing activities	19.5	51.0

Net (decrease) increase in cash and cash equivalents	(16.7)	84.4
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	10.0	19.0
Cash and cash equivalents at beginning of period	154.2	93.1

Cash and cash equivalents at end of period	$147.5	$196.5

Cash and cash equivalents consist of:
Cash	$20.4	$34.7
Cash equivalents	127.1	161.8

	$147.5	$196.5

Cash interest payments	$149.1	$164.0

Cash payments (net of refunds) for income taxes	42.7	23.1

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QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)

	March 31	December 31

	2005	2004

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$147.5	$154.2
Cash and cash equivalents and temporary investments held in trust (market value of $10.4 million ($10.8 million in 2004))	10.4	10.8
Temporary investments (market value of $44.3 million ($99.7 million in 2004))	44.3	99.7
Accounts receivable	891.0	824.8
Income taxes	82.7	63.9
Inventories and investments in televisual products and movies	629.5	638.9
Prepaid expenses	58.7	51.9
Future income taxes	126.8	122.6

	1,990.9	1,966.8

LONG-TERM INVESTMENTS (market value of $282.1 million ($386.7 million in 2004))	352.4	352.6
PROPERTY, PLANT AND EQUIPMENT	4,306.0	4,388.4
FUTURE INCOME TAXES	71.3	81.0
OTHER ASSETS	452.0	527.3
GOODWILL	7,085.1	7,088.4

	$14,257.7	$14,404.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$17.3	$0.8
Accounts payable, accrued charges and deferred revenue	1,638.1	1,870.0
Income taxes	63.4	68.0
Future income taxes	5.4	5.3
Additional amount payable	103.2	101.4
Current portion of long-term debt	61.4	16.7

	1,888.8	2,062.2

LONG-TERM DEBT	4,925.8	4,888.2
EXCHANGEABLE DEBENTURES	621.8	692.7
CONVERTIBLE NOTES	137.5	135.4
OTHER LIABILITIES	944.7	843.8
FUTURE INCOME TAXES	767.3	785.4
NON-CONTROLLING INTEREST	3,553.4	3,553.2

SHAREHOLDERS’ EQUITY:
Capital stock	349.2	349.2
Retained earnings	1,209.1	1,235.3
Translation adjustment	(139.9)	(140.9)

	1,418.4	1,443.6

	$14,257.7	$14,404.5

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QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

REVENUES

Cable	$232.1	$206.8
Newspapers	212.6	200.2
Broadcasting	96.7	85.9
Leisure and Entertainment	49.2	47.5
Business Telecommunications	23.6	16.8
Interactive Technologies and Communications	15.5	11.7
Internet/Portals	11.1	8.1
Head Office	0.1	0.1
Inter-segment	(16.2)	(15.3)

	624.7	561.8
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(473.7)	(430.5)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	151.0	131.3

Amortization	(54.6)	(53.4)
Financial expenses	(74.7)	(75.6)

INCOME BEFORE INCOME TAXES	21.7	2.3
Income taxes:
Current	3.4	0.9
Future	4.1	—

	7.5	0.9

	14.2	1.4
Non-controlling interest	(1.4)	(5.7)

INCOME (LOSS) FROM CONTINUING OPERATIONS	12.8	(4.3)
Loss from discontinued operations	—	(0.4)

NET INCOME (LOSS)	$12.8	$(4.7)

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

Operating income before amortization and financial expenses
Cable	$92.1	$72.7
Newspapers	41.7	39.7
Broadcasting	6.8	12.4
Leisure and Entertainment	2.0	2.1
Business Telecommunications	7.0	3.2
Interactive Technologies and Communications	0.7	0.5
Internet/Portals	2.2	1.2
General corporate expenses	(1.5)	(0.5)

	$151.0	$131.3

Amortization
Cable	$34.4	$33.4
Newspapers	6.4	6.4
Broadcasting	3.4	3.1
Leisure and Entertainment	1.0	1.0
Business Telecommunications	8.6	8.6
Interactive Technologies and Communications	0.4	0.3
Internet/Portals	0.2	0.2
Head Office	0.2	0.4

	$54.6	$53.4

Additions to property, plant and equipment
Cable	$33.6	$31.1
Newspapers	2.6	3.7
Broadcasting	4.2	1.4
Leisure and Entertainment	1.7	0.8
Business Telecommunications	3.7	4.0
Interactive Technologies and Communications	0.5	0.3
Internet/Portals	—	0.1
Head Office	1.5	0.2

	$47.8	$41.6

CONSOLIDATED STATEMENTS OF DEFICIT
(In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

Deficit at beginning of period	$2,529.6	$2,597.8

Net (income) loss	(12.8)	4.7

	2,516.8	2,602.5

Dividends	5.0	—

Deficit at end of period	$2,521.8	$2,602.5

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

Cash flows related to operations:
Income (loss) from continuing operations	$12.8	$(4.3)
Adjustments for:
Amortization of property, plant and equipment	53.1	51.8
Amortization of deferred charges and of other assets	1.5	1.6
Amortization of deferred financing costs and long-term debt discount	15.3	13.9
Losses on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	2.8	1.2
Loss on revaluation of the additional amount payable	1.8	2.4
Losses on sale of other assets	—	8.6
Non-controlling interest	1.4	5.7
Future income taxes	4.1	—
Other	0.1	(0.3)

	92.9	80.6

Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	(116.8)	(80.4)

Cash flows (used in) provided by continuing operations	(23.9)	0.2
Cash flows provided by discontinued operations	—	0.4

Cash flows (used in) provided by operations	(23.9)	0.6

Cash flows related to financing activities:
Net increase in bank indebtedness	16.1	0.9
Issuance of long-term debt	4.7	2.9
Repayment of long-term debt	(0.9)	(29.7)
Net (increase) reduction in prepayments under cross-currency swap agreements	(0.1)	3.5
Repayment under an interest rate swap	(1.0)	—
Issuance of capital stock by subsidiaries	—	1.2
Dividends	(5.0)	—
Dividends paid to non-controlling shareholders	(1.3)	(1.1)
Other	(0.5)	—

Cash flows provided by (used in) financing activities	12.0	(22.3)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents acquired	(6.1)	(13.7)
Proceeds from disposal of businesses, net of cash and cash equivalents disposed	3.8	—
Additions to property, plant and equipment	(47.8)	(41.6)
Additions to other assets	(1.0)	(0.5)
Net decrease in temporary investments	55.4	145.7
Proceeds from disposal of assets	0.2	3.1
Other	0.2	(0.3)

Cash flows provided by investing activities	4.7	92.7

Net (decrease) increase in cash and cash equivalents	(7.2)	71.0
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	—	0.2
Cash and cash equivalents at beginning of period	108.8	103.6

Cash and cash equivalents at end of period	$101.6	$174.8

Cash and cash equivalents consist of:
Cash	$2.1	$17.3
Cash equivalents	99.5	157.5

	$101.6	$174.8

Cash interest payments	$91.3	$96.4
Cash payments (net of refunds) for income taxes	15.7	12.9

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)

	March 31	December 31

	2005	2004

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$101.6	$108.8
Temporary investments (market value of $44.3 million ($99.7 million in 2004))	44.3	99.7
Accounts receivable	314.4	342.9
Income taxes	26.0	24.2
Inventories and investments in televisual products and movies	121.8	134.7
Prepaid expenses	30.9	21.4
Future income taxes	74.3	70.6

	713.3	802.3

LONG-TERM INVESTMENTS (market value of $12.7 million ($13.0 million in 2004))	12.7	13.0
PROPERTY, PLANT AND EQUIPMENT	1,508.9	1,522.1
FUTURE INCOME TAXES	60.5	80.8
OTHER ASSETS	246.0	240.0
GOODWILL	3,842.5	3,851.0

	$6,383.9	$6,509.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$16.1	$—
Accounts payable and accrued charges	415.8	546.2
Deferred revenue	137.0	143.7
Income taxes	7.1	13.4
Advances payable to parent company and companies under common control	10.3	16.7
Additionnal amount payable	103.2	101.4
Current portion of long-term debt	42.4	2.8

	731.9	824.2

LONG-TERM DEBT	2,544.4	2,546.0
OTHER LIABILITIES	285.2	297.0
FUTURE INCOME TAXES	166.3	189.4
NON-CONTROLLING INTEREST	188.9	192.7

SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,521.8)	(2,529.6)
Translation adjustment	(1.5)	(1.0)

	2,467.2	2,459.9

	$6,383.9	$6,509.2

4

Supplementary Disclosure

Quarter / 3-Month Period
Ended March 31, 2005

For additional information, please contact

Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or

Jean-François Pruneau, Assistant Treasurer, Corporate Finance, at (514) 380-4144

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

/2

QUEBECOR MEDIA INC.

Supplementary Disclosure

March 31, 2005

Debt Schedule

(in millions)

Quebecor Media

Revolving Credit Facility due 2006 (Availability: $135)

—

Senior Notes/Senior Discount Notes due 2011

$1,164.4

1,164.4

Vidéotron

Revolving Credit Facility due 2009 (Availability: $450)

—

6 7/8% Senior Notes due 2014

801.3

9 1/8% CF Cable Notes due 2007

92.6

893.9

Sun Media

Revolving Credit Facility due 2008 (Availability: $75)

—

Term Loan due 2009

243.5

7 5/8% Senior Notes due 2013

245.5

489.0

TVA

39.7

Other

15.9

Total Quebecor Media

$2,602.9

Additional Amount Payable (Vidéotron Telecom)

103.2

Cross-Currency Derivative Instruments (FX Rate Differential)

(1)

470.6

Non-amortized Portion of Swap Prepayments

(1)

(303.2)

Cash-on-Hand

Quebecor Media

145.9

Vidéotron

$20.5

Sun Media

0.0

Quebecor Media Parent

82.7

Other

42.7

$145.9

(1)

 Classified under “Other assets” and “Other liabilities” in Quebecor Media’s financial statements

(1) Restated

(1) 2005 ARPUs reflect accounting changes relative to the recognition of installation revenue for which 2004
ARPUs were not restated. Without this change, YTD 2005 Cable and Total ARPU would have been 0,16$ and
0,28$ higher, respectively.

/3

CABLE

Supplementary Disclosure

March 31, 2005

Operating Results

2005

2004

Mar 31

Dec 31

Sep 30

Jun 30

Mar 31

Homes Passed (’000)

2,391

2,383

2,375

2,366

2,357

Basic Customers (’000)

(1)

1,455

1,453

1,441

1,419

1,428

Basic Penetration

60.9%

61.0%

60.7%

60.0%

60.6%

Extended Tier Customers (’000)

1,191

1,190

1,189

1,170

1,177

Extended Tier Penetration

81.9%

81.9%

82.5%

82.5%

82.4%

Digital Set-Top Boxes (’000)

388

362

333

309

293

Digital Penetration

26.7%

24.9%

23.1%

21.8%

20.5%

HSD Customers (’000)

530

503

476

447

433

HSD Penetration

36.4%

34.6%

33.0%

31.5%

30.3%

Telephony Customers (’000)

15

Service launched in 2005

Telephony Penetration

1.0%

1st Quarter

YTD

2005

2004

VAR

2005

2004

VAR

(in millions)

Revenues

$232.1

$206.8

12.2%

$232.1

$206.8

12.2%

Cable

149.5

140.3

6.6%

149.5

140.3

6.6%

Internet

63.3

52.2

21.3%

63.3

52.2

21.3%

Other

19.3

14.3

35.0%

19.3

14.3

35.0%

EBITDA

$92.1

$72.7

26.7%

$92.1

$72.7

26.7%

EBITDA Margin (%)

39.7%

35.2%

39.7%

35.2%

CAPEX (NCTA Standard Reporting Categories)

Customer Premise Equipement

$13.4

$7.9

$13.4

$7.9

Scalable Infrastructure

9.0

10.7

9.0

10.7

Line Extensions

4.1

3.3

4.1

3.3

Upgrade / Rebuild

3.3

4.8

3.3

4.8

Support Capital

3.3

3.2

3.3

3.2

Total - NCTA Classification

$33.1

$29.9

10.7%

$33.1

$29.9

10.7%

Other

0.5

1.2

0.5

1.2

Total - Capital Expenditures

$33.6

$31.1

8.0%

$33.6

$31.1

8.0%

2-Way Capability

97%

97%

97%

97%

Cable ARPU

 (1)

$34.27

$33.13

$34.27

$33.13

Total ARPU

 (1)

$48.84

$45.42

$48.84

$45.42

/4

NEWSPAPERS

Supplementary Disclosure

March 31, 2005

Operating Results

1st Quarter

YTD

2005

2004

VAR

2005

2004

VAR

Linage (’000)

Urban Dailies

40,018

39,089

2.4%

40,018

39,089

2.4%

(in millions)

Revenues

$212.6

$200.2

6.2%

$212.6

$200.2

6.2%

Advertising

147.2

137.0

7.4%

147.2

137.0

7.4%

Urban Dailies

(1)

$153.7

$147.2

4.4%

$153.7

$147.2

4.4%

Community Newspapers

(1)

58.9

53.0

11.1%

58.9

53.0

11.1%

EBITDA

$41.7

$39.7

5.0%

$41.7

$39.7

5.0%

EBITDA Margin (%)

19.6%

19.9%

19.6%

19.9%

Change in Newsprint Expense

0.0%

0.0%

(1)

 Excluding transactions between Urban Dailies and Community Newspapers

*  Revenues and EBITDA from continuing operations only

/5

QUEBECOR MEDIA INC.

Supplementary Disclosure

March 31, 2005

Shares Held in Subsidiaries

Number

of Shares

%

%

Owned

Equity

Voting

TVA

40.0%

99.9%

Canoë

91.7%

100.0%

Nurun

(3)

57.5%

57.5%

(1)

 Excluding 104 shares that are held by TVA

(2)

 % Equity and % Voting include Quebecor Media’s interest in the 104 shares that are indirectly held by TVA

(3)

 Excluding 500,000 shares held by Quebecor World

19,076,605

12,227,271

651

(1)

(2)

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(Signed) Claudine Tremblay

By:	Claudine Tremblay Senior Director, Corporate Secretariat and Assistant Corporate Secretary

Date:	May 11, 2005